FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               03 January, 2007


                               File no. 0-17630


                               Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement

FULL YEAR 2006 TRADING UPDATE STATEMENT

CRH plc, the international building materials group, today issues this trading statement for the year ended 31 December 2006. The Preliminary Results for 2006 are due to be announced on Tuesday 6 March 2007.


Highlights

Against a background of higher input costs and declining US residential construction, CRH has once again performed strongly in 2006 to deliver record full year organic growth and a significant incremental contribution from acquisition activity of euro 3.3 billion over the past eighteen months. As a result, full year profit before tax is expected to be approximately euro 300 million ahead of the euro 1,279 million reported for 2005; this would represent an increase of over 23%.

Total acquisition expenditure in the second half of 2006 amounted to euro 1.3 billion (net of selective APAC disposals) resulting in a record full year acquisition spend of approximately euro 2.1 billion.

In Europe Materials, after a good first half operating profit improvement, stronger momentum in the more profitable second half is expected to result in a very satisfactory profit advance for 2006.

With Europe Products experiencing good acquisition contributions and stronger underlying second half trading we anticipate a much improved full year operating profit outturn and a welcome step-up in operating margin.

Europe Distribution operating profit is expected to be substantially ahead of 2005 levels reflecting satisfactory acquisition contributions and good organic growth.

Americas Materials achieved significant success in the recovery of higher input costs and, despite softer volumes, we expect a substantial organic operating profit advance in 2006 and a further recovery in underlying operating margin. This combined with good acquisition contributions is expected to result in an excellent outcome for 2006.

Americas Products is expected to deliver a good full year profit advance and an improved underlying operating profit margin, excluding acquisition effects.

Against a generally positive backdrop, full year operating profit from Americas Distribution is expected to show good growth with margins similar to the excellent level achieved in 2005.

With an ongoing focus on price and cost effectiveness across our operations, further benefits from the record 2006 acquisition spend and a sustained emphasis on development, we expect to achieve further progress in the year ahead.

This trading statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00am GMT on 3 January 2007 to discuss this statement and the Development Strategy Update. The dial-in-number is +44 20 7162 0025. A recording of the conference call will be available from 10.00am GMT on 3 January 2007 by dialling +44 20 7031 4064. The security code for the replay will be 731031.


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony               Chief Executive
Myles Lee                   Finance Director
Eimear O'Flynn              Head of Investor Relations
Maeve Carton                Group Controller


Overview

CRH performed strongly in 2006. First half activity benefited from an especially strong performance from our operations in the Americas and an improved performance in Europe resulting in a euro 143 million increase in profit before tax to euro 526 million (2005: euro 383 million). In the second half, trading across our European businesses gathered momentum and, although US residential construction declined, our American operations continued to perform well. Contributions from our 2006 acquisitions were in line with expectations but the high level of acquisition spend, coupled with rising interest rates, resulted in a significant increase in financing costs. Against this backdrop and helped by generally favourable weather in the final months, profit before tax in the seasonally more significant second half will show a very satisfactory advance. As a result full year profit before tax is expected to be approximately euro 300 million ahead of the euro 1,279 million reported for 2005; this would represent an increase of over 23%.

The average 2006 US$/euro exchange rate of 1.2556 showed relatively little change compared with 2005 (1.2438).


Europe Materials

In Ireland, the continuing strong residential market was again the main driver of activity. The commercial and industrial sectors remained strong while the National Development Plan continued to deliver good roads and infrastructure activity. Our operations in Finland benefited from stronger housing demand, increased commercial and industrial construction and a number of major infrastructure projects resulting in good volume increases, better prices and improved profitability. Our businesses in the Baltic States and St. Petersburg also delivered a better outcome.

Construction demand in Poland during the year proved particularly robust with an increase of over 20% in our cement volumes. Although pricing remained competitive, good marginal contributions on higher volumes in cement and downstream operations resulted in a significant advance in operating profit. In the Ukraine better volumes, efficiency gains and improved pricing more than offset the impact of severe gas cost increases resulting in higher operating profit.

In Switzerland, as expected, the completion of the concrete-intensive stages of the major Loetschberg alpine tunnel led to a reduction of approximately 10% in our cement volumes. However, with better cement prices and a good advance in profitability in downstream readymixed concrete, aggregates and asphalt operations overall results improved.

While our Spanish readymixed concrete and concrete products operations had healthy volume increases due to strong residential and infrastructure demand, higher input costs and increased competition put pressure on margins resulting in a profit outcome broadly similar to 2005. The Group's 26.3% associate stake in Spanish cement producer Corporacion Uniland will be accounted for using the equity method in reporting 2006 results. In Portugal, construction declined reflecting reduced activity in housing and a significant reduction in public expenditure. Despite this decline in domestic demand, our Secil joint venture in cement and downstream products had a satisfactory year helped by strong demand in export markets and tight cost control.

After a good first half operating profit improvement, stronger momentum in the more profitable second half is expected to result in a very satisfactory profit advance for 2006.


Europe Products

Our Products operations benefited from improving markets particularly in the second half of 2006

In Concrete Products, structural operations (floor & wall elements, beams, vaults and drainage products) delivered excellent results with better market demand in Netherlands, Belgium, France, Denmark and Poland. Despite a slow start our architectural operations (pavers, tiles and blocks) were well ahead of last year helped by advances in Belgium, Denmark and Slovakia and by a full year's contribution in France from Stradal, which was acquired in August 2005. Market conditions in Germany continued to be difficult but our focus on internal improvements and sales prices resulted in a better performance. These positive trends far outweighed the adverse impact of continued price competition in our Dutch architectural operations and poor UK market conditions. With benefits from 2005 and 2006 acquisitions and excellent organic growth, overall profitability in Concrete Products advanced strongly.

n Clay Products, while UK brick demand continued to decline during 2006 and production shutdowns implemented early in the year negatively impacted first half profitability, good cost control and price increases resulted in maintained second half profitability. The overall decline in UK profitability was offset by a better outcome from our Mainland European operations with our Polish and Dutch businesses delivering good improvements.

In Building Products, although Insulation operations continued to experience severe volatility in raw material costs, restructuring initiatives and good cost control delivered an improved performance. The enlarged Construction Accessories business benefited from the Halfen-Deha acquisition, completed in May, and from increased profit in heritage operations. Fencing & Security turned in better results despite competitive markets and higher input costs. Against a continuing competitive trading backdrop Daylight & Ventilation maintained 2005 operating profit levels.

With good acquisition contributions and stronger underlying second half trading we anticipate a much improved full year operating profit outturn and a welcome step-up in operating margin.


Europe Distribution

DIY: despite improved consumer confidence, the DIY market in the Benelux showed only moderate growth for 2006 as a whole. Against this backdrop our branch network reported another satisfactory year with improved profitability. Bauking, the German builders merchant and DIY business in which CRH acquired a 48% stake in December 2005, delivered sales and profits in line with expectations. Our DIY joint venture in Portugal made good progress opening one further location following five such openings in 2005.

Builders Merchants: With a strong recovery in new housing activity, 2006 saw increased momentum and profitability in our Dutch businesses. Our French operations also advanced with good market demand and benefits from profit improvement measures of recent years. Our Swiss businesses delivered a significant increase in profitability through a combination of acquisition benefits and organic growth. While Quester, the leading Austrian builders merchant acquired in October 2005, had a disappointing start to the year, following first-half re-organisation measures the business delivered a much improved performance in the second half. In Germany, Bauking's builders merchanting activities benefited from better demand and with rigorous cost control results exceeded expectations.

Operating profit in Europe Distribution is expected to be substantially ahead of 2005 levels, reflecting satisfactory acquisition contributions and good organic growth.


Americas Materials

The Americas Materials Division had an excellent outcome achieving significant success in recovering higher energy and other input costs with average price increases ranging from approximately 10% in aggregates to well over 20% in asphalt. Non-residential demand continued to improve and while overall funding available for highway programmes showed a satisfactory improvement on 2005 levels, with relatively fixed budgets the volume of activity was impacted by the strong price increases. Against this background, and as expected, heritage volumes registered a decline of approximately 3% to 4% in aggregates and asphalt and of approximately 2% in readymixed concrete.

In New England, a very strong year in Massachusetts and improved trading in New Hampshire and Vermont more than offset a lower outcome in Connecticut and Maine as both states reduced highway spending. In New York/New Jersey our businesses serving the New York metro area delivered record results reflecting stable demand, real price increases and internal cost efficiencies, while in Upstate New York both our Albany and Rochester businesses advanced.

The Central region delivered record results with strong price improvements and benefits from its bitumen winter-fill programme which mitigated significant bitumen cost increases during the busy highway paving season. Although activity in Michigan continued to suffer from poor public and private markets, our businesses made progress. Mountain Companies, acquired at end-October 2005 and now part of Central region's Appalachian Mountain Group, had a satisfactory year, although volumes were somewhat lower than anticipated due to higher product prices. The West region delivered another excellent outcome as, with the exception of Iowa, local economies remained strong contributing to generally buoyant demand and an improved pricing environment.

Integration of Ashland Paving And Construction (APAC), acquired at end-August, has progressed well with the ongoing realisation of near-term synergies and selective disposals of peripheral contracting and asphalt units. Underlying trading in the business, for our first four months of ownership, was in line with expectations and we expect a satisfactory operating profit contribution, post-integration costs. APAC's structurally lower margins and integration costs will of course impact the overall Americas Materials operating margin.

With significant success in the recovery of higher input costs, and despite softer heritage volumes, we expect a substantial organic operating profit advance in 2006 and a further recovery in heritage operating margin. This continues the strong progress achieved in 2005 which combined with good acquisition contributions is expected to result in an excellent outcome for 2006.


Americas Products

Following a very strong first half, the demand backdrop and underlying growth rates for our Americas Products operations moderated through the second half of the year as residential construction activity declined. However, overall second half demand remained broadly positive helped by strong and growing non-residential markets which offset the ongoing residential decline. Regionally, our operations in the western and southeastern states performed particularly well in strong overall markets, while the Midwest operations improved on 2005. Results from northeastern operations were weaker.

The Architectural Products group (APG) faced tougher residential markets in the second half, particularly in Northeast and Midwest but delivered a robust performance for 2006 as a whole, despite a disappointing performance in bagged soil and mulch activities which operated in a very difficult pricing environment. Our Precast businesses had another record year with growth in commercial and infrastructure construction, good cost control and effective price management leading to improved profits and margins. The Glass Group had an excellent year with increased non-residential activity and demand for energy efficient and laminated architectural glass products contributing to very strong organic growth. MMI, our new mainly non-residential oriented product platform acquired at end-April, was affected by weakness in its less significant residential product segments. Due to its particular business mix, MMI's operating profit margin is much lower than in our existing APG, Precast, and Glass activities.

Overall, these activities are expected to deliver a good full year profit advance and an improved underlying operating profit margin, excluding acquisition effects.


Americas Distribution

While the latter months of the year saw declining demand in the new-build segment, 2006 was another year of growth for Americas Distribution with good performances from both heritage and acquired businesses. Replacement demand, particularly for roofing/siding products, remained generally robust throughout the year. Florida roofing/siding experienced a decline in the second half of 2006, following 24 months of unusually high activity levels generated by extensive storm damage during the 2004 and 2005 hurricane seasons. The last two years have seen a major expansion of our interior products activities (wallboard, steel studs and acoustical ceiling systems) and 2006 had the benefit of excellent incremental sales and operating profit contributions from acquisitions in this segment.

Against a generally positive backdrop, full year operating profit is expected to show good growth with margins similar to the excellent level achieved in 2005.


Acquisitions

First half acquisition spend amounted to euro 0.8 billion. This included the purchase of MMI Products, a US manufacturer of fencing products, welded wire reinforcement and construction accessories, and Halfen-Deha, a leading European producer of metal construction accessories used in commercial, civil engineering and residential construction, along with 34 other acquisitions across our various product segments.

The second half of the year was notable for the completion of the Group's largest ever transaction with the acquisition of Ashland Paving And Construction, Inc. (APAC), a leading US aggregates, asphalt and heavy highway construction company, for a total consideration of $1.3 billion. Subsequent selective disposals prior to year end of non-core asphalt and highway construction units in line with the re-focusing of APAC's activities reduced the net outlay to approximately $1.1 billion. In addition the Group invested $50 million in a 50% equity stake in American Cement Company which was formed to develop and operate a new cement plant in central Florida. These, combined with 31 other second half acquisitions at a cost of euro 0.4 billion, resulted in total second half acquisition expenditure of euro 1.3 billion and a record full year acquisition spend of approximately euro 2.1 billion.


Financial

While cash generation has remained strong, development activity and rising interest rates will result in a substantially higher full year interest charge compared with 2005. However, with improved profitability, Group EBITDA/net interest cover for 2006 is expected to exceed 9 times providing significant ongoing capacity to avail of attractive acquisition opportunities as they arise.


Outlook

Against a background of higher input costs and declining US residential construction, CRH has once again performed strongly in 2006 to deliver record full year organic growth and a significant incremental contribution from acquisition activity of euro 3.3 billion over the past eighteen months.

The overall outlook for European construction demand in 2007 remains positive. In the US, while the decline in new residential construction, which accounts for less than 10% of annualised CRH Group turnover, will impact overall construction demand, we expect to benefit from our broad geographic, product and end-use diversity. Notwithstanding recent US$ weakness, with an ongoing focus on price and cost effectiveness across our operations, further benefits from the record 2006 acquisition spend and a sustained emphasis on development, we expect to achieve further progress in the year ahead.


*  *  *  *


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  03 January, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director